FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2025 Earnings presentation

9M’25 Earnings Presentation 29 October 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2025 Financial Report, published on 29 October 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Sustainability information This document may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains, does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy. Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and- payments-en.pdf). For further information, see the 'Alternative performance measures' section of Banco Santander, S.A. (Santander) Q3 2025 Financial Report, published on 29 October 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

4 Index 9M'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Record 9M profit, with all global businesses contributing to our 2025 targets

Another record quarter resulting in double-digit profit growth in 9M, with 7 million new customers YoY and high activity levels

Q3'25 att. profit	9M'25 att. profit
€3.5bn	**€10.3bn**
+8%	+11%

Strong operating performance and profitability on the back of ONE Transformation

Efficiency	RoTE post-AT1
41.3%	**16.1%**
-0.4pp	+0.7pp

Solid balance sheet with robust credit quality and organic capital build

CoR	CET1
1.13%	**13.1%**
-5bps	+0.6pp

Capital productivity and disciplined capital allocation are driving **double-digit value creation and higher shareholder remuneration**

TNAVps + Cash DPS	EPS
+15%	**+16%**
YoY	YoY

Note: YoY changes. In constant euros: Q3'25 attributable profit +11% and 9M'25 attributable profit +16%.
CET1 ratio on phased-in basis, i.e. in accordance with the transitory treatment of the CRR. YoY comparison based on published Sep-24 ratio, which was calculated on a fully-loaded basis.
Note: TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share approved in September 2025 that will be paid from 3 November 2025, both forming part of our shareholder remuneration policy.

5

On track to beat our updated Investor Day 2025 targets

9M'25 vs. 2025 ID targets (incl. upgrades in Q4'24)

STRENGTH

CET1

13.1%

13% | operating range: 12-13%

DISCIPLINED CAPITAL ALLOCATION

RWAs with RoRWA > CoE

88%

c.85%

TNAVps + DPS

+15%

Double-digit growth average through-the-cycle

SHAREHOLDER REMUNERATION

Payout

50% | **At least €10bn** Total SBB 2025-26[1]

50% target payout cash dividend + SBB[2]

PROFITABILITY

RoTE post-AT1

16.1%

c.16.5%

Note: our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Share buyback target against 2025-26 results as well as to the expected excess capital. This share buyback target includes: i) the buybacks resulting from the application of our existing shareholder remuneration policy plus ii) additional buybacks to distribute excesses of our CET1 (including 50% of the capital released from the disposal of our 49% stake in Santander Bank Polska S.A). The execution of share buybacks is subject to future corporate and regulatory decisions and approvals. For more information, see additional notes 1 and 2 on slide 56.

(2) See additional note 1 on slide 56.

6

7 Excellent business and commercial dynamics Strong revenue performance supporting net operating income and double-digit profit growth • Solid NII and record fees • Strong net operating income growth • CoR and RoTE improvement Note: 9M’25 ‘attributable profit' and 'underlying attributable profit’ were the same, as the ‘net capital gains and provisions’ line was zero since it includes two events, registered in Q2’25, that fall outside the ordinary course of our business, with equal value but opposite signs. For more information, see slide 52. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Current Constant Current Constant € million 9M'25 9M'24% % % % NII 33,816 34,682 -2 2 -1 3 Net fee income 10,011 9,666 4 8 1 6 Other income 2,450 1,837 33 37 4 6 Total revenue 46,277 46,185 0 4 -0 4 Operating expenses -19,133 -19,262 -1 3 -1 3 Net operating income 27,144 26,923 1 5 0 5 LLPs -9,109 -9,219 -1 5 -4 2 Other results -2,535 -3,277 -23 -21 -19 -17 Attributable profit 10,337 9,309 11 16 12 17 Group P&L Group excl. ArgentinaGroup

Consistent execution of ONE Transformation is driving higher revenue and lower costs ...

Efficiency execution
2022-9M'25

FY'22	ONE Transformation	Global & Network businesses[1]	Global Tech capabilities & others	9M'25
45.8%	**-259bps**	**-101bps**	**-88bps**	**41.3%**

ONE Transformation (-259bps)
- **Product simplification: 35%** fewer products vs. Sep-24 (-58% vs. Dec-22)
- **67%** products / services **digitally available** (60% Sep-24; 51% Dec-22)
- **US:** $280mn efficiencies captured in Consumer and Commercial since 2022

Global & Network businesses[1] (-101bps)
- **Wealth**: collaboration fees with CIB and Corporates reached **€3.2bn (+7% vs. 9M'24)**
- **Consumer**: expansion of OEM agreements
- **Multi-Nationals**: +3% YoY revenue growth

Global Tech capabilities & others (-88bps)
- **Global approach** to technology: €90mn efficiencies in 9M'25 (€542mn since Dec-22)
  - **Gravity** (back-end) efficiencies
  - **Process optimization**
  - **Global vendor** agreements
  - **IT&Ops shared-services**

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 ID target

Note: 9M'25 or latest available data.
(1) As defined at the 2023 Investor Day.

8

9 … and double-digit profit growth, supported by our 5 global businesses Note: YoY changes in constant euros. (*) Payments YoY variation excluding the PagoNxt write-downs in Q2’24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs. GROUP CONSUMER CIB WEALTH PAYMENTS RETAIL Revenue (€ bn) Efficiency9M’25 Profit (€ bn) c.17% c.12% c.20% c.60% >30% c.16.5% RoTE post-AT1 PagoNxt EBITDA margin RoTE post-AT1 Profitability 2025 targets Profitability 9M’25 Contribution to Group revenue 21% 14% 6% 9% 50%23.3 39.2% 5.7 +1% +0.2pp +9% 9.7 40.9% 1.6 +3% +0.2pp +6% 6.4 44.9% 2.2 +6% +0.6pp +10% 3.0 35.9% 1.4 +13% -1.3pp +21% 4.4 40.8% 0.6 +19% -5.2pp +62%* 46.3 41.3% 10.3 +4% -0.4pp +16% 16.1% +0.7pp 66.0% -9.9pp 31.6% +8.9pp +2.3pp 17.6% -0.5pp 10.4% -0.7pp 19.7%

Retail: strong YoY profit growth backed by better credit quality and the benefits from ONE Transformation, as we become a digital bank with branches

9M'25 FINANCIALS

Loans	Deposits	CoR
€597bn	**€647bn**	**0.89%**
-0%	+4%	-9bps

Efficiency	Profit	RoTE post-AT1
39.2%	**€5,670mn**	**17.6%**
+0.2pp	+9%	-0.5pp

- **ONE Transformation** delivering tangible progress: **fees** (+5%), **digital sales** (+13%), **cost-to-serve** (-3%) and **high profitability levels**
- **Loan** performance reflects our focus on profitability. Generalized growth in **deposits**, on the back of higher transactionality, underscoring our strength as a trusted partner
- **Strong profit increase** with controlled costs, supported by our global platform implementation, and effective risk management

Operational leverage
(Constant € mn, % vs. 9M'24)

Revenue



+1%
7,595
7,798
7,807
8,073
7,773
7,868
7,696
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3

Costs



+1%
-2%
In real terms
3,088
2,931
3,024
3,282
3,059
3,097
3,003
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3

KEY DRIVERS

Active customers (mn)



+3%
74.6
78.1
80.6
Dec-22
Sep-24
Sep-25

# of products[1] (k)



-35%
10.1
6.5
4.2
Dec-22
Sep-24
Sep-25

# of non-commercial FTEs[1] per mn total customers



-17%
657
583
486
Dec-22
Sep-24
Sep-25

Note: data and YoY changes in constant euros.
(1) Metrics cover all products and employees in the branch network in our 10 main countries.

10

Consumer: solid profit performance and deposit growth as we increase our customer base

9M'25 FINANCIALS

Loans	Deposits	CoR
€211bn	€127bn	2.06%
+2%	+5%	-6bps

Efficiency	Profit	RoTE post-AT1
40.9%	€1,561mn	10.4%
+0.2pp	+6%	-0.7pp

- **We continue to expand Openbank's offering** with the recent launch of an AI-powered trading service, and **fostering Zinia,** e.g. providing instalment payments to Amazon customers in Spain
- **Loans up**, driven by auto in DCBE and LatAm. **Solid deposit growth** across our footprint, reflecting our focus on deposit gathering
- **Strong profit growth** boosted by NII (+6%, active margin management) and an excellent LLP performance in auto in the US

Operational leverage
(Constant € bn)



Revenue
+3%
9.4
9.7
9M'24
9M'25
Costs
+3%
+1%
In real terms
3.8
3.9
9M'24
9M'25

Optimized funding structure



Loan-to-deposit ratio (%)
-5pp
165
160
Sep-24
Sep-25

KEY DRIVERS



Total customers (mn)
+4%
25.2
25.1
26.2
Dec-22
Sep-24
Sep-25



Retail deposit cost-to-serve (%)
-9%
1.18
0.97
0.88
FY'22
9M'24
9M'25



Operating expenses / ANEAs (%)
+0%
2.69
2.42
2.43
FY'22
9M'24
9M'25

Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.

11

12Note: data and YoY changes in constant euros. 9M’25 FINANCIALS KEY DRIVERS % customer related revenue Fee growth (€ bn) % Total revenue / RWAs CIB: investments drove 7% fee growth and a RoTE of 20% • Solid execution of our strategy focused on fees and capital-light business, driving RoTE up to 20%, while maintaining a leading position in efficiency • Strong activity, with growth driven by Global Markets, supported by market volatility in H1, and Global Banking, on the back of our US transformation initiatives • Double-digit profit growth on the back of all-time high revenue, driven by record fees and solid NII performance CostsFees Loans €142bn +5% Deposits €134bn +8% CoR 0.10% -11bps Efficiency 44.9% +0.6pp Profit €2,168mn +10% 847 892 949 1,001 927 958 974 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 1.8 2.0 9M'24 9M'25 631 604 605 646 700 643 634 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 +7% +7% +6% In real terms +3% Recurrency performance (Constant € mn, % vs. 9M’24) 6.9 7.9 9M'24 9M'25 +1.0pp RoTE post-AT1 19.7% +2.3pp

Wealth: excellent profit growth YoY, with revenue increases across business lines and collaboration fees up strongly

9M'25 FINANCIALS

Net new money (PB)	Net sales (SAM)	Gross written premiums
€16.7bn	**€7.0bn**	**€8.3bn**
7% of volumes[1]	4% of volumes[1]	+5%

Efficiency	Profit	RoTE post-AT1
35.9%	**€1,439mn**	**66.0%**
-1.3pp	+21%	-9.9pp

- Increased focus on **value-added investment solutions and services** (e.g. Beyond Wealth in Spain and the US), improving recurrency and maintaining high profitability
- **Volumes reached new record levels**, on the back of favourable commercial dynamics, both in PB (customers +7%) and SAM (AuMs +12%), and market performance
- **Strong profit growth** supported by positive revenue performance across businesses, reflecting our focus on fee generating activities

Revenue
(Constant € mn)



Private Banking
+2%
1,900
1,938
9M'24
9M'25
Santander Asset Management
+20%
368
442
9M'24
9M'25
Insurance
+22%
355
433
9M'24
9M'25

KEY DRIVERS



Assets under management[2] (€ bn)
+11%
484
536
Sep-24
Sep-25
Collaboration fees (€ bn)
+7%
3.0
3.2
9M'24
9M'25
Revenue including ceded fees[3] (€ bn)
+10%
4.4
4.9
9M'24
9M'25

Note: data and YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs. (2) Includes deposits and off-balance sheet assets. (3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are recorded in Retail's P&L.

13

Payments: enhanced scale through global platforms driving strong profit and profitability

9M'25 FINANCIALS

Loans	Getnet TPV	Cards Spending
€25bn	€174bn	€250bn
+14%	+15%	+8%

Efficiency	Profit	PagoNxt EBITDA margin
40.8%	€558mn	31.6%
-5.2pp	+62%*	+8.9pp

- On track with our **key strategic priorities to capture scale through global platforms**, driving cost per transaction improvements
- **Activity increased** in both PagoNxt (Getnet's TPV +15%) and Cards (spending +8%)
- **Profit up strongly** driven by double-digit revenue growth (NII and fees), in both PagoNxt and Cards, with controlled costs. EBITDA margin already above 2025 ID target

Revenue
(Constant € mn)



PagoNxt
+18%
840
994
9M'24
9M'25
Cards
+20%
2,819
3,376
9M'24
9M'25

KEY DRIVERS



 # transactions[1]
(bn per month)
+11%
3.3
3.7
9M'24
9M'25
Cost per transaction
(€ cents, PagoNxt)
-31%
3.6
2.4
9M'24
9M'25
Payments volume[2]
(€ bn)
+10%
384
424
9M'24
9M'25

Note: data and YoY changes in constant euros.
(*) YoY variation excluding the PagoNxt write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests).
(1) Transactions include merchant payments, cards and electronic A2A payments.
(2) Payments volume includes PagoNxt Total Payments Volume (TPV) in Getnet and Cards spending.

14

15 Note: TNAVps + Cash DPS includes the €11.00 cent cash per share paid in May 2025 and €11.50 cent cash per share approved in September 2025 that will be paid from 3 November 2025, both forming part of our shareholder remuneration policy. Improving profitability and value creation with EPS up 16% and TNAVps + Cash DPS increasing 15% Since 2021 and including the full share buyback that is currently underway, Santander will have returned €11.2bn to shareholders via share buybacks, and will have repurchased more than 15% of its outstanding shares RoTE post-AT1 EPS TNAVps + Cash DPS € per share Cash DPS: €22.50 cents€ cents 5.04 5.56 5.79 Sep-24 Sep-25 56.8 66.1 9M'24 9M'25 +0.7pp +15% 15.4% 16.1% 9M'24 9M'25 +16%

16 Index 9M'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

17 Strong revenue performance supporting net operating income and double-digit profit growth Note: 9M’25 ‘attributable profit' and 'underlying attributable profit’ were the same, as the ‘net capital gains and provisions’ line was zero since it includes two events, registered in Q2’25, that fall outside the ordinary course of our business, with equal value but opposite signs. For more information, see slide 52. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. +3% 2,852 3,207 3,250 3,265 3,402 3,431 3,504 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 +2% Profit (€ mn) Profit (Constant € mn) 2,694 3,049 3,192 3,212 3,337 3,453 3,547 Current Constant Current Constant € million 9M'25 9M'24% % % % NII 33,816 34,682 -2 2 -1 3 Net fee income 10,011 9,666 4 8 1 6 Other income 2,450 1,837 33 37 4 6 Total revenue 46,277 46,185 0 4 -0 4 Operating expenses -19,133 -19,262 -1 3 -1 3 Net operating income 27,144 26,923 1 5 0 5 LLPs -9,109 -9,219 -1 5 -4 2 Other results -2,535 -3,277 -23 -21 -19 -17 Attributable profit 10,337 9,309 11 16 12 17 Group P&L Group excl. ArgentinaGroup +8% +11%

Revenue growth underpinned by customer activity across our businesses

TOTAL REVENUE

Constant € mn



+4%
14,541
14,919
14,883
15,797
15,227
15,592
15,459
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3



+4%
44,344
+137
+315
+337
+346
+711
+87
46,277
+1%
+3%
+6%
+13%
+19%
9M'24
Retail
Consumer
CIB
Wealth
Payments
CC
9M'25
YoY growth

GROUP

- **>95% of total revenue is customer related**
- **Solid revenue increase YoY** across lines, with all businesses growing in a more challenging environment, reflecting the benefits of our model
- **In the quarter,** revenue flat excluding Argentina. Of note, strong growth in Consumer and Payments

DETAIL BY BUSINESS

- **Retail:** positive performance across most countries with strong fees
- **Consumer** up driven by NII, across almost all our footprint, as a result of our focus on profitability and lower funding costs
- **CIB**: record 9M revenue on the back of an excellent start to the year in Global Markets
- **Wealth** up double digits. All business lines growing on the back of our focus on fee activities, record AuMs and favourable market performance
- **Payments** boosted by double-digit growth in NII and fees, in both PagoNxt and Cards, driven by strong activity

Note: data and YoY % changes in constant euros.

18

Solid NII performance YoY across most global businesses on the back of effective balance sheet management

NET INTEREST INCOME AND NIM


NIM
Quarterly
2.97%
2.89%
2.79%
2.92%
2.73%
2.78%
2.69%
NII
Constant € mn
+2%
+3%
vs. 9M'24
Excl. Argentina
-2%
+0%
QoQ
Excl. Argentina
11,360
10,922
11,035
11,822
11,146
11,424
11,245
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3
NIM
Performance
2.88%
-1.20
+0.35
+0.85
-0.14
2.74%
9M'24
Asset yields
Asset volumes
Liability costs
Liability volumes
9M'25

NET INTEREST INCOME

- **>80% of Group NII** is from our Retail and Consumer businesses
- Excluding Argentina, **NII up 3% YoY,** in a less favourable environment, with most businesses growing:
  - **Retail** +1%, on the back of active balance sheet management, particularly in Chile, Mexico and the UK
  - **Consumer** rose 6%, with growth across almost all our footprint supported by volumes in DCB Europe and LatAm and better spreads
  - **CIB** +16% YoY, with lower funding costs in Global Markets
  - **Payments** +23%, driven by volumes across most countries in Cards
- **In the quarter,** NII affected by Argentine peso depreciation
  - **Retail** impacted by negative sensitivity to higher interest rates in Brazil and lower UF in Chile. Positive trends in Mexico and the US
  - **Consumer** increased, boosted by DCB Europe and DCB US
  - **CIB** and **Payments** up excluding Argentina

MARGINS

- **NIM trends** affected by distortions from Argentina (FX QoQ and interest rates YoY). Excluding Argentina:
  - NIM down 9bps YoY, in a less favourable interest rate environment, and -4bps QoQ, mainly due to Brazil (interest rates and product mix), Chile (UF) and Mexico (interest rates)

Note: NIM = NII / Average earning assets in current euros.
Data and YoY % changes in constant euros.

19

Record net fee income in 9M driven by value added from our global businesses

NET FEE INCOME

Constant € mn


+7%
3,046
3,059
3,131
3,300
3,307
3,343
3,362
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3


+8%
9,236
+180
-27
+137
+198
+301
-15
10,011
+5%
-2%
+7%
+19%
+16%
9M'24
Retail
Consumer
CIB
Wealth
Payments
CC
9M'25
YoY growth

DETAIL BY BUSINESS

- **Retail:**
  - **Growth** on the back of a more targeted product offering and customer increase (+6mn)
  - Of note, strong performances in Mexico, Argentina and the UK
- **Consumer:**
  - Fees affected by new insurance regulation in Germany and car registrations in Europe. **DCB US +30%** driven by auto servicing fees
- **CIB:**
  - **Solid performance (+7%)** across business lines and supported by our US transformation initiatives
- **Wealth:**
  - **19% growth** driven mainly by PB and SAM, in line with our greater focus on fee businesses, with higher commercial activity and favourable market performance
- **Payments:**
  - **Strong growth,** boosted by sound activity both in **PagoNxt** (Getnet TPV up 15% YoY) and **Cards** (spending +8% YoY) mainly in LatAm countries

Note: data and YoY % changes in constant euros.

20

21 8,304 8,833 8,630 9,133 8,870 9,169 9,105 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 6,237 6,086 6,253 6,663 6,357 6,423 6,354 CIB, WEALTH AND PAYMENTS ONE Transformation is driving 5% growth in net operating income Efficiency 12M rolling Costs Net operating income Revenue 14,541 14,919 14,883 15,797 15,227 15,592 15,459 Retail Consumer Retail and Consumer represent 70% of the Group’s total costs CIB Wealth CIB, Wealth and Payments represent 30% of the Group’s total costs Efficiency Total revenue Constant € mn Recurrency (% fees / costs) Note: data and YoY % changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre. Costs in real terms are calculated in constant euros and excluding the impact from weighted average inflation. GROUP RETAIL AND CONSUMER Payments Costs Constant € mn Net fee income Constant € mn Costs Constant € mn Constant € mn Constant € mn Constant € mn +1% +2% +13% +6% -0% YoY in real terms -1% YoY in current euros 4,807 5,443 9M'24 9M'25 5,432 5,739 9M'24 9M'25 89.2% 94.8% 12,869 13,109 9M'24 9M'25 32,552 33,004 9M'24 9M'25 39.5% 39.7% 43.7% 42.8% 42.4% 41.8% 41.6% 41.8% 41.6% +5% In real terms In real terms -1% +3%

Sound credit quality with improvement across most of our businesses

LLPs AND CREDIT QUALITY


CoR
12 month
1.20%
1.21%
1.18%
1.15%
1.14%
1.14%
1.13%
+5%
LLPs
Constant € mn
2,871
2,908
2,908
3,061
3,083
3,052
2,973
Q1'24
Q2
Q3
Q4
Q1'25
Q2
Q3

OTHER CREDIT QUALITY METRICS

	Sep-24	Jun-25	Sep-25
NPL ratio	3.06%	2.91%	2.92%
Coverage ratio	64%	67%	67%
Stage 1	€1,008bn	€989bn	€1,005bn
Stage 2	€87bn	€85bn	€86bn
Stage 3	€36bn	€33bn	€34bn

CREDIT QUALITY

- **Credit quality improvement YoY,** on the back of our active risk management, low unemployment rates and easing monetary policies in most countries
- **CoR down 5bps YoY,** supported by most of our businesses
- **NPL ratio of 2.92%,** better YoY as we execute our NPL reduction strategy. NPL coverage and stages improved YoY

DETAIL BY BUSINESS

- **In Retail, which represents c.45% of Group LLPs,** CoR improved YoY and was stable QoQ at 0.89%, with good performances across our main countries:
  - In Spain, CoR improved YoY, with good underlying trends, in line with our active risk management to improve credit quality
  - The UK's CoR was stable at very low levels
  - Mexico's CoR improved YoY. Quarter impacted by model updates in the payroll portfolio and higher SME provisions
  - Brazil improved even in a context of higher interest rates and inflation
- **In Consumer, which represents c.35% of Group LLPs,** CoR improved YoY and QoQ to 2.06%, driven by resilient customer behaviour, used car prices stable at high levels and capital relief measures in the US and provision model updates in Brazil

Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
Data in constant euros. CoR, NPL, Coverage ratio and Stages in current euros.

22

Strong organic capital generation, with profitable front-book growth at 22% RoTE

CET1 PERFORMANCE AND CAPITAL PRODUCTIVITY

CET1

%



13.0
+0.56
-0.30
-0.08
-0.02
-0.05
13.1
Jun-25
Att. Profit
Capital distribution[1]
Net organic RWAs[2]
Regulatory & Models
Markets & others
Sep-25

MAXIMIZE CAPITAL PRODUCTIVITY

Sep-25 or estimates

Front book pricing RoRWA of new book	2.8%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	20%
% RWAs with RoRWA > CoE	88%

Note: phased-in ratios are calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from the recently announced inorganic transactions.
Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Capital distribution including deduction for accrual of shareholder remuneration and AT1 costs.

(2) Business RWA change net of risk transfer initiatives.

23

24 Index 9M'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Another record quarter that makes us confident that we will achieve our 2025 targets

Revenue and costs on track on the back of our consistent execution of ONE Transformation

Solid balance sheet, with robust credit quality and organic capital build

Higher profitability and **double-digit shareholder value creation** driven by capital productivity and disciplined capital allocation

	2025 targets	9M'25
Revenue	c.€62bn	€46.3bn ✓
Fees	Mid-high single digit growth	+8% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-1% in euros, YoY ✓
CoR	c.1.15%	1.13% ✓
CET1[1]	13% operating range: 12-13%	13.1% ✓
RoTE post-AT1	c.16.5%	16.1% +0.7pp ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+15% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share approved in September 2025 that will be paid from 3 November 2025, both forming part of our shareholder remuneration policy.
(1) CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR.

25

27 Index 9M'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

28 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

ONE Transformation is driving double-digit growth in value creation

		2022	2023	2024	9M'25	2025 ID targets	New 2025 targets
Profitability	RoTE post-AT1 (%)	-	-	15.5	16.1	-	c.16.5% post-AT1 >17% pre-AT1
	RoTE pre-AT1 (%)	13.4	15.1	16.3	16.8	15-17%	
	Payout (Cash + SBB)[1] (%)	40	50	50	50	50	
	EPS growth (%)	23	21.5	17.9	16.3	Double-digit	
Customer centric	Total customers (mn)	160	165	173	178	c.200	
	Active customers (mn)[2]	99	100	103	106	c.125	
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.8	41.3	c.42	
Customer activity	Transactions volume per active customer (% growth)[3]	-	10	9	7	c.+8	
Capital	CET1 (%)[4]	12.0	12.3	12.8	13.1	>12	CET1: 13% Operating range: 12-13%
	RWA with RoRWA>CoE (%)	80	84	87	88	c.85	
Sustainability[5]	Green financed raised & facilitated (€bn)	94.5	115.3	139.4	165.4	120	
	Socially Responsible Investments (AuM) (€bn)	53	67.7	88.8	118.8	100	
	Financial inclusion (# People, mn)	-	1.8	4.3	5.7	5	
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	**+15%**	**Double-digit growth average through-the-cycle**	

(1) Our current ordinary shareholder remuneration policy is to distribute c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactional threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) 2022-2024 ratios on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR. Sep-25 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.
(5) Green finance raised & facilitated (€bn): since 2019. Financial inclusion (# People, mn): since 2023. Targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section of the Quarterly Financial Report.

29

30 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

31 -0% Group P&L QoQ variations and excluding Argentina Note: underlying P&L. Fees NII 2,914 2,987 3,020 3,013 3,134 3,125 3,170 Costs LLPs Revenue 2,836 2,878 2,845 2,905 3,008 2,919 2,801 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 13,986 14,455 14,462 14,750 14,723 14,951 14,949 10,334 10,524 10,645 10,715 10,730 10,901 10,927 Constant €mn 5,952 5,958 6,060 6,248 6,134 6,147 6,145 Group quarterly performance excluding Argentina -4% +0% +1% -0%

32 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

CET1 performance YTD


CET1
%
12.8
+1.63
-0.89
-0.28
-0.16
+0.03
13.1
Dec-24
Att. Profit
Capital distribution[1]
Net organic RWAs[2]
Regulatory & Models
Markets & others
Sep-25

Note: Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR. Sep-25 on a phased-in basis, calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from the recently announced inorganic transactions.
Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(1) Capital distribution including deduction for accrual of shareholder remuneration and AT1 costs.
(2) Business RWA change net of risk transfer initiatives.

33

34 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

35 Detail by global business

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€597bn	€647bn	€112bn
-0%	+4%	+19%

Efficiency	CoR	RoTE post-AT1
39.2%	0.89%	17.6%
+0.2pp	-9bps	-0.5pp

P&L

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	6,431	-2.5	19,770	-1.0	-5.0
Net fee income	1,133	-4.7	3,529	5.4	-0.4
Total revenue	**7,627**	**-2.2**	**23,337**	**0.6**	**-3.6**
Operating expenses	-2,971	-3.0	-9,159	1.3	-3.2
Net operating income	**4,655**	**-1.6**	**14,178**	**0.1**	**-3.9**
LLPs	-1,275	-8.9	-4,105	-1.2	-7.9
Attributable profit	**1,984**	**11.3**	**5,670**	**8.6**	**5.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** delivering tangible progress: **fees** (+5%), **digital sales** (+13%), **cost-to-serve** (-3%) and **high profitability levels**
- **Loans** stable YoY, reflecting our focus on active risk management and balance sheet optimization. **Deposits** and **mutual funds** rose in most countries
- **Strong profit increase YoY (+9%),** on the back of higher revenue, effective cost and risk management. By line:
  - **NII** rose 1% excluding Argentina, supported by Chile (lower costs of deposits), Mexico (volumes and cost of deposits), the UK (good margin management) and Poland (volumes)
  - **Fees** up, mainly in mutual funds, FX and insurance
  - **Costs** improved 2% in real terms, reflecting our transformation efforts
  - **LLPs** down 1%, with solid performances in Poland, Spain and Mexico
- **Profit +11% QoQ** driven by lower costs, LLPs and CHF mortgage portfolio charges in Poland. Fees mainly impacted by Argentine peso depreciation

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

36

RETAIL SPAIN

Loans	Deposits	Mutual funds
€155bn	€228bn	€49bn
-2%	+5%	+14%

Yield on loans	Cost of deposits	Efficiency
3.59%	0.48%	32.0%
-50bps	-22bps	+0.7pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24
NII	1,443	-0.4	4,357	-1.8
Net fee income	259	-3.8	819	-1.3
Total revenue	**1,739**	**-1.6**	**5,299**	**-1.8**
Operating expenses	-558	-1.6	-1,696	0.5
Net operating income	**1,181**	**-1.6**	**3,603**	**-2.9**
LLPs	-230	-5.7	-765	-4.4
Profit before tax	**801**	**-4.3**	**2,447**	**10.0**

(*) € mn and % change.

- **Loans** reflect our focus on active risk management and balance sheet optimization. **Deposits** up 5% YoY, mainly driven by demand deposits. **Mutual funds** rose double digits
- **PBT up 10% YoY** supported by solid underlying LLP trends and our proactive risk management that improves credit quality. Also favoured by the temporary levy charged in full in Q1'24
- **In Q3,** controlled costs and better credit quality. PBT affected by fees seasonality, lower interest rates and higher transformation charges

RETAIL UK

Loans	Deposits	Mutual funds
€220bn	€206bn	€6bn
-0%	+1%	+1%

Yield on loans	Cost of deposits	Efficiency
4.13%	1.93%	53.4%
+20bps	-20bps	-3.0pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,152	0.2	3,550	3.2	3.3
Net fee income	9	293.1	16	—	—
Total revenue	**1,146**	**1.8**	**3,485**	**1.9**	**2.0**
Operating expenses	-593	-3.5	-1,860	-3.5	-3.5
Net operating income	**553**	**8.2**	**1,625**	**8.9**	**9.0**
LLPs	5	—	-76	106.6	106.8
Profit before tax	**488**	**50.2**	**1,166**	**-4.3**	**-4.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- YoY performance in **loans** reflects our focus on balance sheet optimization. **Deposits** up, mainly time
- **NOI +9% YoY** boosted by NII (higher yields and lower cost of deposits), fees and declining costs. PBT affected by LLP normalization and charges related to our transformation
- **PBT up 50% QoQ** boosted by revenue growth, lower costs, LLP releases (portfolio sales) and lower regulatory charges

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

37

RETAIL MEXICO

Loans	Deposits	Mutual funds
€33bn	€36bn	€15bn
+4%	+5%	+20%

Yield on loans	Cost of deposits	Efficiency
12.63%	3.76%	43.8%
-115bps	-133bps	-1.1pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	762	2.0	2,253	7.9	-4.9
Net fee income	179	-0.4	527	9.9	-3.1
Total revenue	**932**	**3.0**	**2,719**	**7.2**	**-5.5**
Operating expenses	-405	2.3	-1,191	4.7	-7.7
Net operating income	**528**	**3.6**	**1,528**	**9.3**	**-3.6**
LLPs	-176	15.4	-461	-6.4	-17.5
Profit before tax	**338**	**-0.5**	**1,016**	**15.5**	**1.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** up YoY across products, mainly mortgages. **Deposit** growth reflects our focus on becoming the primary bank for our customers
- **PBT +15% YoY** boosted by a solid performance in NII (higher activity and lower cost of deposits), fees (mutual funds) and LLPs (lower provisions in mortgages and corporates and sound risk management)
- **NOI up 4% QoQ** on the back of higher NII (business growth) and GFT from the sale of a stake. PBT affected by LLPs due to model updates in the payroll portfolio and higher SME provisions

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€56bn	€58bn	€23bn
-3%	+9%	+15%

Yield on loans	Cost of deposits	Efficiency
17.01%	9.02%	40.8%
+59bps	+181bps	+2.7pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,452	-4.1	4,489	-4.0	-13.6
Net fee income	314	-6.4	1,006	-5.5	-14.9
Total revenue	**1,719**	**-4.2**	**5,376**	**-4.8**	**-14.3**
Operating expenses	-709	-3.0	-2,193	2.0	-8.2
Net operating income	**1,011**	**-5.0**	**3,183**	**-8.9**	**-18.0**
LLPs	-603	-15.9	-2,034	0.7	-9.3
Profit before tax	**244**	**54.0**	**633**	**-33.9**	**-40.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** down YoY (personal loans), reflecting our focus on active risk management and balance sheet optimization. **Deposits** rose YoY, due to time deposits. **Mutual funds** up double digits
- **PBT affected YoY** by impacts from the macro environment with lower activity and higher rates affecting revenue. Costs down in real terms
- **PBT up 54% QoQ** as better LLPs and cost control largely compensated the impact from higher interest rates on revenue

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

38

Digital Consumer Bank

KEY DATA

New lending	Loans	Deposits
€61bn	**€211bn**	**€127bn**
-9%	+2%	+5%

Efficiency	CoR	RoTE post-AT1
40.9%	**2.06%**	**10.4%**
+0.2pp	-6bps	-0.7pp

P&L

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	2,763	1.9	8,267	6.2	3.6
Net fee income	380	12.0	1,060	-2.4	-4.9
Total revenue	**3,242**	**2.9**	**9,667**	**3.4**	**0.9**
Operating expenses	-1,285	-0.4	-3,950	3.2	1.4
Net operating income	**1,957**	**5.2**	**5,717**	**3.5**	**0.5**
LLPs	-1,069	13.0	-3,144	-1.9	-5.1
Attributable profit	**518**	**-4.0**	**1,561**	**6.2**	**3.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Progressing in our priority to become **the preferred choice of our partners and end customers,** while being the most cost competitive player
- **Loans grew 2%**, supported by auto lending, especially in Europe, in a market that is picking up after a weak start to the year, and in Latin America
- **Deposits rose 5%,** up across our footprint, in line with our deposit gathering strategy, supported by Openbank, and our focus on lowering funding costs and reducing NII volatility across the cycle
- **Profit up 6% YoY,** even after lower fiscal benefits linked to EVs, driven by a solid NII performance, better LLPs, lower CHF provisions and the temporary levy in Spain in 2024. By line:
  - **NII** up in almost all our countries, especially in Europe and LatAm driven by margin management, volumes and the CrediScotia integration
  - **Fees** affected by impact of the new insurance regulation in Germany
  - **Costs** rose 1% in real terms, supported by savings from our efficiency and transformation efforts, as we continued to invest in our platforms and Openbank, and after CrediScotia's integration in Peru
  - **LLPs** improved with an excellent performance in auto in the US
- **NOI up 5% QoQ** driven by NII (margin management) and fees (Brazil and DCBE), with controlled costs. Profit affected by higher LLPs (seasonality in the US) and higher minority interests, with lower CHF provisions

Note: Sep-25 data and YoY changes (new lending, loans and deposits in constant euros).

39

DCB Europe

Loans	Deposits	Mutual funds
€141bn	€82bn	€5bn
+3%	+2%	+16%

Yield on loans	Cost of deposits	Efficiency
5.77%	1.91%	45.7%
+6bps	-39bps	-0.8pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,207	4.7	3,473	6.8	6.7
Net fee income	198	7.4	571	-16.1	-16.1
Total revenue	**1,504**	**5.8**	**4,330**	**1.9**	**1.8**
Operating expenses	-652	-1.0	-1,978	0.2	0.1
Net operating income	**852**	**11.6**	**2,352**	**3.4**	**3.3**
LLPs	-307	8.5	-926	7.4	7.3
Profit before tax	**485**	**31.3**	**1,212**	**4.8**	**4.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** grew YoY, driven by auto. **Deposits** up (mainly demand deposits), in line with our strategy to increase retail funding
- **PBT +5% YoY.** Strong performance in NII (margins and volumes) and stable costs, amply offset the impact of new insurance regulation in Germany on fees and higher LLPs (corporates and macro in Germany)
- **PBT up 31% QoQ**, boosted by NII (margins), fees (insurance) and leasing income, with good cost control and lower CHF provisions

DCB US

Loans	Deposits	Mutual funds
€49bn	€45bn	€4bn
-5%	+10%	+19%

Yield on loans	Cost of deposits	Efficiency
12.04%	2.13%	41.4%
+59bps	+5bps	+0.3pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,132	3.3	3,482	3.4	0.6
Net fee income	86	-1.0	261	29.8	26.3
Total revenue	**1,232**	**0.2**	**3,864**	**0.9**	**-1.8**
Operating expenses	-504	0.0	-1,598	1.6	-1.2
Net operating income	**728**	**0.3**	**2,265**	**0.4**	**-2.3**
LLPs	-541	19.0	-1,531	-12.1	-14.4
Profit before tax	**168**	**-33.1**	**669**	**56.1**	**51.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** reflecting our focus on profitability and asset rotation initiatives. **Deposits** +10% driven by growth in Openbank
- **PBT +56% YoY,** driven by better NII (higher auto loan yields), fees (auto servicing) and LLPs (resilient customer behaviour, used car prices stable at high levels, and capital optimization initiatives)
- **In the quarter,** PBT affected by LLP seasonality in Q3 and lower leasing income. NII up 3%, due to positive margin performance and balance sheet optimization, while maintaining costs flat

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

40

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€142bn	€134bn
+5%	+8%

Efficiency	CoR	RoTE post-AT1
44.9%	0.10%	19.7%
+0.6pp	-11bps	+2.3pp

P&L

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	982	-2.6	2,948	6.7	1.3
Net fee income	624	-1.4	1,977	7.4	4.5
Total revenue	**2,020**	**-4.7**	**6,374**	**5.6**	**1.7**
Operating expenses	-957	1.7	-2,860	6.4	3.1
Net operating income	**1,062**	**-9.9**	**3,514**	**5.0**	**0.6**
LLPs	-81	13.9	-167	9.2	7.9
Attributable profit	**634**	**-12.6**	**2,168**	**10.3**	**5.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Good progress in our strategy **focused on fees and capital-light business** through our **GM and US BBO initiatives**, supporting an enhanced value proposition and **higher profitability** while we maintain a **leading position in efficiency**
- **Good activity levels in 9M,** on the back of a strong start to the year:
  - **Global Transaction Banking (GTB):** driven by Trade & Working Capital Solutions, boosted by new initiatives and expansion into new segments and partnerships
  - **Global Banking (GB):** in all countries, mainly in the US, and especially in our Debt Finance and Corporate Finance businesses
  - **Global Markets (GM):** positive performances in Europe and the US across most products, on the back of our strategic focus on institutional clients. South America also up driven by Brazil
- **Loans** up YoY driven by GM, GB and Trade Finance (GTB). **Deposits** up with notable growth in Cash Management
- **Profit grew 10% YoY**, driven by NII (+7%), on the back of solid GM activity in Europe and the US, and fees (+7%) increasing across business lines
- **In the quarter,** profit affected by some seasonality and by the impact of the currency depreciation in Argentina. NII up 3% excluding Argentina (lower funding costs in Global Markets)

Note: Sep-25 data and YoY changes (loans, deposits in constant euros).

41

Wealth Management & Insurance

KEY DATA

AuMs	Net new money (PB)	Net sales (SAM)
€536bn	€16.7bn	€7.0bn
+11%	7% of volumes[1]	4% of volumes[1]

GWPs	Efficiency	RoTE post-AT1
€8.3bn	35.9%	66.0%
+5%	-1.3pp	-9.9pp

P&L

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	350	-0.1	1,079	-15.4	-16.9
Net fee income	415	-1.2	1,257	18.7	15.4
Total revenue	**1,014**	**0.8**	**3,046**	**12.8**	**9.7**
Operating expenses	-369	5.1	-1,094	8.7	5.7
Net operating income	**646**	**-1.5**	**1,952**	**15.3**	**12.1**
LLPs	10	—	-11	-56.8	-57.6
Attributable profit	**491**	**3.4**	**1,439**	**21.1**	**17.3**
Contribution to profit	**920**	**3.3**	**2,695**	**13.8**	**13.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager** in Europe and the Americas, leveraging our leading global private banking platform and our best-in-class funds and insurance product factories
- **AuMs** reached **a new record** of **€536bn** (+11% YoY), backed by solid commercial activity, both in PB and SAM, and a positive market performance. **GWPs** rose 5% YoY, with a strong performance in the life savings business
- **Profit increased double digits YoY,** supported by solid **revenue performances** across businesses (fees and revenue from Insurance JVs and from Portfolio Investments), reflecting our focus on **fee generating activities**
- Double-digit growth in **total fee contribution[2]** and **total contribution to Group profit[2]** (+10% and +14% YoY, respectively)
- **Efficiency** improved 1.3pp to 35.9% and **RoTE** was 66.0%
- **Profit up 3% QoQ** on the back of higher revenue and LLP releases. Costs reflect our investments in transformation and expansion into new markets

Note: Sep-25 data (AuMs); YTD data (net new money, net sales and GWPs). YoY changes in constant euros.

(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs.

(2) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network.

42

Payments

PagoNxt

Getnet TPV
€174bn
+15%

Getnet number of transactions
+8%

Underlying P&L*	Q3'25	% Q2'25	9M'25	9M'24	% 9M'24	% 9M'24[1]
NII	41	-2.8	122	97	36.9	25.7
Net fee income	267	0.7	777	697	19.1	11.4
Total revenue	**353**	**8.3**	**994**	**894**	**18.3**	**11.2**
Operating expenses	-280	-3.6	-856	-889	-0.3	-3.7
LLPs	-8	67.6	-19	-13	59.4	50.1
Attributable profit	**19**	**69.4**	**35**	**-326[2]**	**—**	**—**

(*) € mn and % change in constant euros.
(1) % change in current euros.
(2) 9M'24 PagoNxt profit including the write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn net of tax and minority interests).

EBITDA margin



+8.9pp
22.7%
31.6%
9M'24
9M'25

- **TPV up 15% and the number of transactions +8% YoY** in Getnet, mainly driven by Mexico, Chile and Europe
- **Profit up more than €100mn YoY** (excluding write-downs in Q2'24) driven by revenue (+18%, higher activity) and stable costs (PagoNxt Payments and Getnet). **EBITDA margin rose to 31.6% (+9pp)**
- **Positive profit** for four consecutive quarters, with structural cost savings from the use of our platforms

Cards

Spending
€250bn
+8%

Average balance
€23bn
+15%

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	663	-3.3	1,994	22.1	11.4
Net fee income	514	9.5	1,432	14.1	7.1
Total revenue	**1,178**	**3.8**	**3,376**	**19.8**	**10.6**
Operating expenses	-305	1.0	-929	5.7	-0.1
Net operating income	**872**	**4.8**	**2,448**	**26.1**	**15.2**
LLPs	-506	6.1	-1,466	29.2	16.9
Attributable profit	**204**	**3.4**	**523**	**18.7**	**9.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **107 million cards** managed across the Group, with **solid customer activity** (spending +8% and average balance +15%)
- **Profit up 19% YoY, with NOI +26%,** boosted by double-digit revenue growth (credit card activity). LLPs impacted by loan growth and by model changes and updates, in a less favourable macro environment
- **Profit +3% QoQ,** with revenue up to record levels, mainly driven by fees, thanks to our debit-to-credit strategy and in commercial cards which have a higher interchange fee

Note: Sep-25 data and YoY changes in constant euros.

43

44 • NII affected by lower interest rates • Gain / losses on financial transactions improved with a lower impact from foreign currency hedges • Costs up due to higher IT expenses • LLPs and other provisions increased particularly in H1’25 impacted by our NPL ratio reduction plan, which improves the Group's credit quality • The sum of the rest of the lines improved YoY, mainly due to lower tax pressure • Attributable loss fairly stable YoY Corporate Centre HIGHLIGHTSP&L Underlying P&L* 9M'25 9M'24 NII -364 -195 Gains / losses on financial transactions -135 -429 Operating expenses -285 -275 LLPs and other provisions -452 -241 Tax and minority interests 195 108 Attributable profit -1,059 -1,012 (*) € mn.

45 Detail by country

SPAIN

Loans	Deposits	Mutual funds
€233bn	€314bn	€103bn
+2%	+6%	+15%

Efficiency	CoR	RoTE post-AT1
35.0%	0.45%	24.4%
+0.3pp	-6bps	+3.3pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24
NII	1,829	1.3	5,414	-0.7
Net fee income	710	-3.5	2,212	1.0
Total revenue	**2,889**	**-4.8**	**9,056**	**0.1**
Operating expenses	-1,070	1.9	-3,170	1.0
Net operating income	**1,819**	**-8.4**	**5,886**	**-0.4**
LLPs	-242	-18.2	-841	-10.3
Attributable profit	**975**	**-12.2**	**3,233**	**14.0**

(*) € mn and % change.

- **Loans** increased YoY (mainly CIB). **Deposit** grew across global businesses, mostly driven by demand deposits. **Mutual funds** up 15%
- **Profit rose double digits YoY** with sound NII trends in a context of lower interest rates, higher fees and strong underlying LLP performance on the back of our active risk management which improves credit quality
- **In the quarter,** NII +1% with a solid LLPs performance. Profit impacted by the effect of seasonality in fees and higher transformation charges

UK

Loans	Deposits	Mutual funds
€227bn	€216bn	€8bn
0%	+1%	+3%

Efficiency	CoR	RoTE post-AT1
53.2%	0.03%	10.1%
-2.8pp	-1bp	-0.5pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,220	0.2	3,763	3.4	3.5
Net fee income	92	12.1	259	16.2	16.3
Total revenue	**1,297**	**1.7**	**3,939**	**2.0**	**2.0**
Operating expenses	-667	-3.6	-2,095	-3.2	-3.1
Net operating income	**629**	**8.1**	**1,844**	**8.5**	**8.6**
LLPs	-6	-87.7	-119	21.2	21.3
Attributable profit	**398**	**46.6**	**958**	**-1.9**	**-1.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** flat YoY, with positive new business trends in 2025. **Deposits** increased, driven by time deposits from individuals
- **NOI +8% YoY,** on the back of strong NII (margin management), fees and lower costs (transformation). Profit affected by LLP normalization and charges related to our transformation
- **Profit +47% QoQ.** Positive revenue performance, costs down 4%, LLP reduction (portfolio sales) and lower regulatory charges

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

46

PORTUGAL

Loans	Deposits	Mutual funds
€41bn	€40bn	€5bn
+6%	+6%	+17%

Efficiency	CoR	RoTE post-AT1
27.4%	0.00%	30.5%
+2.8pp	-7bps	+4.1pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24
NII	328	-2.4	1,013	-16.7
Net fee income	123	-4.4	378	5.9
Total revenue	**481**	**-1.6**	**1,474**	**-10.3**
Operating expenses	-134	0.5	-404	-0.2
Net operating income	**347**	**-2.4**	**1,070**	**-13.5**
LLPs	-7	41.5	1	—
Attributable profit	**240**	**-2.6**	**765**	**-3.4**

(*) € mn and % change.

- **Loans up** across businesses. Increases in **deposits,** driven by demand. **Mutual funds** grew double digits
- **Profit YoY affected** by the impact of lower interest rates on NII, with solid fee growth (transactional) and cost control. **Excellent RoTE (31%)**
- **In the quarter**, profit impacted by the effect of seasonality and lower interest rates in revenue, with flat costs

POLAND

Loans	Deposits	Mutual funds
€40bn	€51bn	€8bn
+4%	+10%	+24%

Efficiency	CoR	RoTE post-AT1
27.8%	0.79%	23.6%
+0.5pp	-88bps	+2.6pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	737	0.2	2,217	3.5	5.0
Net fee income	176	-4.3	549	6.3	8.0
Total revenue	**934**	**-2.5**	**2,776**	**3.8**	**5.4**
Operating expenses	-259	1.2	-771	5.7	7.3
Net operating income	**675**	**-3.9**	**2,005**	**3.1**	**4.7**
LLPs	-81	88.5	-201	-50.5	-49.7
Attributable profit	**257**	**17.1**	**713**	**9.3**	**11.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customer** growth driving **loan** increase, mainly in Retail. Double-digit growth in **deposits**, mainly demand, and **mutual funds**
- **Profit +9% YoY,** driven by strong NII performance (volumes), fees (transactional, mutual funds and FX) and lower LLPs. Costs impacted by a competitive labour market
- **Profit up 17% QoQ** favoured by lower CHF mortgage portfolio charges, with solid NII performance in a lower interest rate context

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

47

US

Loans	Deposits	Mutual funds
€107bn	€83bn	€15bn
-1%	+3%	+17%

Efficiency	CoR	RoTE post-AT1
48.7%	1.65%	10.5%
-1.7pp	-30bps	+2.9pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,463	4.1	4,412	7.1	4.2
Net fee income	335	6.7	1,014	24.7	21.4
Total revenue	**1,930**	**4.0**	**5,856**	**6.7**	**3.9**
Operating expenses	-908	0.1	-2,852	3.1	0.3
Net operating income	**1,022**	**7.8**	**3,004**	**10.4**	**7.5**
LLPs	-569	18.1	-1,597	-9.9	-12.3
Attributable profit	**355**	**-12.5**	**1,194**	**39.4**	**35.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans slightly down** reflecting our focus on profitability and asset rotation initiatives. **Deposits +3%,** with strong growth in Consumer, supported by Openbank
- **Profit up 39% YoY**, driven by revenue growth (both NII and fees) and better LLPs in Consumer (resilient auto customer behaviour)
- **NOI +8% QoQ** driven by strong in NII and fees (notably CIB) and flat costs driving operating leverage. Profit affected by auto seasonality in LLPs and higher tax burden in the quarter (lower EV tax incentives)

MEXICO

Loans	Deposits	Mutual funds
€46bn	€42bn	€22bn
+4%	+6%	+19%

Efficiency	CoR	RoTE post-AT1
41.3%	2.62%	21.2%
-0.6pp	-6bps	+2.2pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	1,126	0.0	3,364	8.0	-4.8
Net fee income	341	-1.0	1,031	10.0	-3.0
Total revenue	**1,556**	**1.8**	**4,566**	**9.7**	**-3.3**
Operating expenses	-639	1.9	-1,884	8.1	-4.7
Net operating income	**917**	**1.8**	**2,682**	**10.8**	**-2.3**
LLPs	-324	5.7	-931	4.1	-8.2
Attributable profit	**416**	**2.5**	**1,211**	**11.3**	**-1.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- New digital solutions, streamlined processes and personalized services are improving customer experience, driving **loan** and **deposit** growth
- **Profit +11% YoY,** with revenue growing above costs, driven by NII (volumes growth and lower cost of deposits) and fees (mutual funds)
- **Profit up 2% QoQ,** driven by revenue (mainly GFT from the sale of a stake). LLPs impacted by model updates in the payroll portfolio and higher SME provisions

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros). US RoTE post-AT1 adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%, is 14.2%.

48

BRAZIL

Loans	Deposits	Mutual funds
€94bn	€83bn	€55bn
0%	+2%	+10%

Efficiency	CoR	RoTE post-AT1
32.6%	4.71%	15.1%
+0.5pp	-6bps	-1.0pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	2,309	-2.1	7,049	1.6	-8.6
Net fee income	801	4.9	2,350	1.7	-8.5
Total revenue	**3,096**	**-0.5**	**9,405**	**1.8**	**-8.4**
Operating expenses	-1,002	-0.9	-3,062	3.5	-6.9
Net operating income	**2,095**	**-0.3**	**6,343**	**1.0**	**-9.1**
LLPs	-1,035	-8.6	-3,325	8.4	-2.5
Attributable profit	**593**	**20.5**	**1,589**	**-0.3**	**-10.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** flat YoY, reflecting our focus on active risk management and balance sheet optimization. **Deposits** up 2%, mainly driven by Retail
- **NOI up YoY** with growth across all revenue lines and costs down 2% in real terms. Profit affected by higher LLPs impacted by volumes and model updates, in a challenging macro environment
- **Profit +20% QoQ.** Strong performance in fees (insurance and advisory), costs (-1%), reflecting our transformation efforts, and better LLPs

CHILE

Loans	Deposits	Mutual funds
€38bn	€26bn	€13bn
+3%	-1%	+19%

Efficiency	CoR	RoTE post-AT1
34.1%	1.32%	19.3%
-3.2pp	+23bps	+4.4pp

Underlying P&L*	Q3'25	% Q2'25	9M'25	% 9M'24	% 9M'24[1]
NII	436	-6.5	1,438	15.6	10.2
Net fee income	135	-2.8	431	10.1	4.9
Total revenue	**630**	**-3.9**	**2,040**	**14.1**	**8.7**
Operating expenses	-212	-5.2	-696	4.2	-0.8
Net operating income	**418**	**-3.2**	**1,344**	**20.0**	**14.3**
LLPs	-122	-6.8	-416	15.3	9.9
Attributable profit	**165**	**-6.0**	**534**	**29.4**	**23.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customers** up 9% YoY, supporting **loan** growth across all global businesses. **Deposits** affected by a decline in time deposits in CIB
- **Strong profit growth YoY,** boosted by NII (lower cost of funding) and fees (payments and mutual funds), with costs flat in real terms. LLPs increased in Retail as CoR normalizes
- **In the quarter,** profit affected by the impact of a lower UF on NII and higher tax burden, with good performances in costs and LLPs

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

49

ARGENTINA

Loans	Deposits	Mutual funds
€9bn	€10bn	€6bn
+70%	+15%	+71%

Efficiency	CoR	RoTE post-AT1
42.7%	6.24%	21.4%
+0.6pp	+136bps	-15.6pp

Underlying P&L*	Q3'25	Q2'25	% Q2'25	9M'25	9M'24	% 9M'24
NII	318	523	-39.2	1,257	1,812	-30.7
Net fee income	192	217	-11.8	581	315	84.2
Total revenue	**509**	**641**	**-20.5**	**1,654**	**1,441**	**14.8**
Operating expenses	-209	-275	-24.0	-707	-607	16.5
Net operating income	**300**	**366**	**-17.9**	**947**	**834**	**13.6**
LLPs	-172	-133	29.3	-381	-129	196.3
Attributable profit	**86**	**134**	**-35.6**	**348**	**382**	**-8.7**

(*) € mn and % change in current euros.

- In an environment with higher activity, **customers** up 7% YoY, resulting in **strong volumes growth** across businesses
- **NOI up YoY** driven by revenue (+15%), mainly fees (transactional) and lower hyperinflation adjustment. Profit affected by the impact from the sharp drop in interest rates on NII and higher CoR
- **QoQ** trends significantly impacted by FX depreciation in the period

ARGENTINA PESO

- In Q2 2024, given a **significant divergence between the official exchange rate and inflation,** we decided to start using an alternative exchange rate, modelled by our Economic Research Team primarily **taking into account the inflation differential of Argentina with respect to the US**
- Given the improved macroeconomic outlook in the country, **from Q4 2024 we took the Dollar Contado con Liquidación (CCL)[1]** rate as a reference for this alternative exchange rate
  - At the end of 2024, the value of this exchange rate **did not significantly differ from other market rates** or the official exchange rate
- **In Q2 2025**, we once again began to apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina
  - **In Q2 2025 we used 1,401 ARS/EUR** (FX corresponding the official exchange rate)
  - **In Q3 2025 we used 1,610 ARS/EUR** (FX corresponding the official exchange rate)

Note: Sep-25 data and YoY changes (loans, deposits and mutual funds in current euros).
(1) The exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).

50

51 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

Reconciliation of underlying results to statutory results

EUR mn

NOTE THIS IS NOT A PRO FORMA ACCOUNT EXCLUDING POLAND, RATHER A RECONCILIATION BETWEEN STATUTORY AND UNDERLYING ACCOUNTS

- **Statutory results:** in accordance with IFRS 5 requirements, results related to the business subject to the Poland disposal are reported under 'net profit from discontinued operations'
- **Underlying results:** the results from results related to the business subject to the Poland disposal are reported line by line and disaggregated in each of the corresponding line items

	January-September 2025				January-September 2024			
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	31,559	2,257	—	33,816	32,543	2,139	—	34,682
Net fee income	9,501	510	—	10,011	9,191	475	—	9,666
Gains (losses) on financial transactions [1]	1,653	55	—	1,708	1,444	49	—	1,493
Other operating income	794	(52)	—	742	81	(72)	335	344
Total income	**43,507**	**2,770**	**—**	**46,277**	**43,259**	**2,591**	**335**	**46,185**
Administrative expenses and amortizations	(18,379)	(754)	—	(19,133)	(18,600)	(662)	—	(19,262)
Net operating income	**25,128**	**2,016**	**—**	**27,144**	**24,659**	**1,929**	**335**	**26,923**
Net loan-loss provisions	(9,372)	(204)	467	(9,109)	(9,178)	(393)	352	(9,219)
Other gains (losses) and provisions	(1,995)	(309)	(231)	(2,535)	(2,360)	(230)	(687)	(3,277)
Profit before tax	**13,761**	**1,503**	**236**	**15,500**	**13,121**	**1,306**	**—**	**14,427**
Tax on profit	(3,560)	(351)	(210)	(4,121)	(3,919)	(327)	—	(4,246)
Profit from continuing operations	**10,201**	**1,152**	**26**	**11,379**	**9,202**	**979**	**—**	**10,181**
Net profit from discontinued operations	1,152	(1,152)	—	—	979	(979)	—	—
Consolidated profit	**11,353**	**—**	**26**	**11,379**	**10,181**	**—**	**—**	**10,181**
Non-controlling interests [2]	(1,016)	—	(26)	(1,042)	(872)	—	—	(872)
Profit attributable to the parent	**10,337**	**—**	**—**	**10,337**	**9,309**	**—**	**—**	**9,309**

(1) Includes exchange differences.
(2) Non-controlling interests in the statutory results column reflect all non-controlling interests, including those from Poland. Non-controlling interest related to Poland: €431mn in 9M'25, €321mn in 9M'24.

Explanation of 9M'25 adjustments:
- In accordance with IFRS 5 requirements, in the statutory income statement in 9M 2025, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
- Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement:
  - A capital gain in Q2 2025 of €231mn from the sale of Santander's remaining 30.5% stake in CACEIS.
  - A one-off charge of €467mn in Q2 2025 (€231mn net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil's credit provisioning models.

Explanation of 9M'24 adjustments:
- In accordance with IFRS 5 requirements, in the statutory income statement in 9M 2024, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
- Temporary levy on revenue in Spain in Q1 2024, totalling €335mn, which was reclassified from total income to other gains (losses) and provisions.
- Provisions which strengthen the balance sheet in Brazil of €352mn in Q2 2024 (€174mn net of tax and minority interests).

52

53 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

54 Glossary - Acronyms • A2A: Account-to-account • AM: Asset management • AuMs: Assets under Management • bn: Billion • bps: Basis points • c.: Circa • CET1: Common equity tier 1 • CHF: Swiss franc • CF: Corporate Finance • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • DCB Europe: Digital Consumer Bank Europe • DCM: Debt Capital Markets • DPS: Dividend per share • EPS: Earnings per share • FX: Foreign exchange • FY: Full year • GFT: Gains on financial transactions • ID: Investor Day • IFRS 5: International Financial Reporting Standard 5, on non-current assets held for sale and discontinued operations • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: Thousands • LLPs: Loan-loss provisions • mn: Million • NII: Net interest income • NIM: Net interest margin • n.m.: Not meaningful • NPL: Non-performing loans • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • ps: Per share • QoQ: Quarter-on-quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: Share buybacks • SME: Small and medium enterprises • US BBO: US Banking Build-Out • TNAV: Tangible net asset value • TPV: Total payments volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

55 Glossary - Definitions PROFITABILITY AND EFFICIENCY • RoTE: Profit attributable to the parent (annualized)1/ Average stockholders' equity2 (excl. minority interests) - intangible assets • RoTE (post-AT1): Profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA: Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months CAPITALIZATION • TNAV per share (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets Note: the averages for the RoTE, RoTE post-AT1 and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). (1) Excluding the adjustment to the valuation of goodwill. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For the financial Sustainability indicators, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report.

56 Additional notes (1) As announced on 5 February 2025, the shareholder remuneration policy that the board intends to apply for the 2025 results consists of a total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), to be distributed in approximately equal parts between cash dividends and share buybacks. Additionally, on the same date, the board announced its objective to allocate EUR 10 billion to shareholder remuneration in the form of share buybacks charged against 2025 and 2026 results, as well as anticipated capital excess. This target includes i) the buybacks that form part of the aforementioned shareholder remuneration policy, and ii) additional buybacks following the publication of the full year results, to distribute end-of-year CET1 excess capital. On 5 May 2025, Santander announced its intention to distribute approximately 50% of the capital that will be released once the sale of its 49% stake in Santander Bank Polska S.A. is completed, through a share buyback of approximately EUR 3.2 billion in early 2026, as part of an additional buyback to distribute excess capital and, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreement to acquire TSB Banking Group plc on 1 July 2025, the bank confirmed its goal to distribute at least EUR 10 billion in share buybacks charged against 2025 and 2026 results and excess capital. The execution of the shareholder remuneration policy and the aforementioned share buybacks are subject to the corresponding internal and regulatory decisions and approvals. (2) Subject to customary closing conditions, including regulatory approvals, such as that of the Polish Financial Supervision Authority (KNF).

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer